UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 385th MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 20th, 2019

1.          DATE, TIME AND PLACE: At 2:00 p.m., on September 20th, 2019 in the headquarters of the Company, located at Rua Jorge de Figueiredo Correa, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397 in the City of Campinas, State of São Paulo.

2.          CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.          ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.          PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.          MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To recommend, in terms of Resolution N. 2019270-C, the favorable vote to its representatives on the deliberative bodies of its controlled companies, for the approval of:

(a) The assignment and transfer of 54 (fifty-four) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 54.00 (fifty-four reais), held by quotaholder CPFL Energia S.A. (“CPFL Energia”) in capital stock of NECT Serviços Administrativos Ltda. (“Nect”) to quotaholder CPFL Comercialização Brasil S.A. (“CPFL Brasil”). Therefore the capital stock shall be redistributed among the quotaholders as follows: Quotaholder CPFL Energia holds 2,058.800 (two million, fifty-eight thousand and eight hundred) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 2,058,800.00 (two million, fifty-eight thousand and eight hundred reais); and Quotaholder CPFL Brasil holds 55 (fifty-five) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 55.00 (fifty-five reais).

(b) The consequent amendment to Nect’s Article of Association in order to reflect the capital stock redistribution, whereby Clause Four shall become effective with the following wording: “Clause Four – The capital stock of the company, fully subscribe and paid up in current currency, is R$ 2,058,855.00 (two million, fifty-eight thousand, eight hundred and fifty-five reais), divided into 2,058.855 (two million, fifty-eight thousand, eight hundred and fifty-five) quotas, in the nominal value of R$ 1.00 (one real) each, held by quotaholders as follows: a) Quotaholder CPFL Energia S.A. holds 2,058.800 (two million, fifty-eight thousand and eight hundred) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 2,058,800.00 (two million, fifty-eight thousand and eight hundred reais); b) Quotaholder CPFL Comercialização Brasil S.A. holds 55 (fifty-five) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 55.00 (fifty-five reais). Paragraph One – Pursuant to Article 1,052 of Law No. 10,406 of January 10, 2002, the liability of each quotaholder is limited to the value of its quotas, but all are jointly and severally liable for payment of capital stock. Paragraph Two – The quotas are indivisible, as such, the company recognizes only one holder for each one of them, and each quota entitles its holder to one vote for purposes of corporate resolutions. Paragraph Three – In case of capital increase, quotaholders shall have preemptive right in the subscription of quotas, in proportion to their equity interest.

(c) The establishment, in the following companies: Nect, NECT Serviços Administrativos de Suprimentos e Logística Ltda. (“Nect Suprimentos”), NECT Serviços Administrativos Financeiros Ltda. (“Nect Serviços Financeiros”) and NECT Serviços Administrativos De Recursos Humanos Ltda. (“Nect Recursos Humanos”), of a Contractual Reserve to be composed of 5% (five percent) of the net profit for the fiscal year, before any other allocation, up to the limit of 20% (twenty percent) of the subscribed capital stock, as well as a Working Capital Reinforcement Reserve, to be composed with portion of the remaining net profit, except a decision otherwise by quotaholders, of which the total balance may not exceed the amount of subscribed capital.

(d) The consequent amendment to the Article of Association of the companies Nect, Nect Suprimentos, Nect Serviços Financeiros and Nect Recursos Humanos in order to reflect the creation of the abovementioned reserves, whereby Clause Thirteen of each Article of Association shall become effective with the following wording: Clause Thirteen – The Company's fiscal year shall end on December 31 of each year, date for which there shall be rendering of accounts by its management, together with preparation of a balance sheet, statement of profit or loss and inventory of the Company’s assets. Paragraph One – The net profit of the fiscal year, as deliberated by the quotaholders, might be allocated as follows: a) 5% (five percent), prior to any other allocation, for the setting up of the Contractual Reserve, up to the limit of 20% (twenty percent) of the subscribed capital stock; b) portion of the remaining profit, except as otherwise decided by the quotaholders, might be allocated to the setting up of a Working Capital Reinforcement Reserve, the total balance of which may not exceed the amount of subscribed capital stock; and d) the remaining amount might be distributed among the quotaholders in proportion to their equity interest, unless a decision otherwise for such allocation by quotaholders representing ¾ (three fourths) of capital stock is made. Paragraph Two – Any losses adventitiously incurred shall be absorbed initially using the reserves and, if these are insufficient, by quotaholders in proportion to their equity interest, subject to the provisions of paragraph one of Clause Four herein. Paragraph Three – Quotaholders may, by mutual agreement, establish a semi-annual distribution of profits, in compliance with the relevant regulatory provisions, which shall be duly accounted for. Such Amendment will be consolidated in the same instrument mentioned in item “j” below.

(e) Ratification by Nect, Nect Suprimentos, Nect Serviços Financeiros and Nect Recursos Humanos of the of hiring of TATICCA Auditores Independentes S.S., as approved in the Board of Executive Officers’ Meeting of CPFL Energia held on July 22nd , 2019 (Resolution No. 2019216-N), a company registered before the Regional Accounting Council (CRC) under number 2SP-03.22.67/O-1, and Corporate Taxpayer’s ID (CNPJ / MF) No. 20.840.718/0001-01, having as its in-charge accountant Mr. Aderbal Alfonso Hoppe, registered before CRC under No. 1SC020036/O-8-T-SP, for the preparation of the Reports of Nect's Spun-Off net assets as of July 31st, 2019.

(f) Approval of the Corporate Operation of Nect's Partial Spin-off and Merger of the spun-off net assets into Nect Suprimentos, Nect Recursos Humanos and Nect Serviços Financeiros.

(g) Approval of the Valuation Report (“Report”) of Nect's Spun-off net assets for the purpose of merger into Nect Suprimentos, Nect Recursos Humanos and Nect Serviços Financeiros, with the consent of the quotaholders CPFL Energia and CPFL Brasil.

(h) Approval of the Private Instrument of Partial Spin-off and Merger Protocol and Justification (“Protocol and Justification”) to be executed into on September 30, 2019 by and between Nect and Nect Suprimentos, Nect Recursos Humanos and Nect Serviços Financeiros, with the consent of the quotaholders CPFL Energia and CPFL Brasil.

(i) Recognition of the effects of Nect’s Spin-Off and merger of the Spun-Off portions into Nect Suprimentos, Nect Recursos Humanos and Nect Serviços Financeiros in the form of:

(i.i) Nect: (i) capital reduction of R$ 2,021,268.00 (two million, twenty-one thousand, two hundred and sixty-eight reais) with cancellation of 2,021.268 (two million, twenty-one thousand, two hundred and sixty-eight) quotas, with nominal value of R$ 1.00 (one real) each, altering the capital stock from R$ 2,058,855.00 (two million, fifty-eight thousand eight hundred fifty-five reais) to R$ 37,587.00 (thirty-seven thousand, five hundred and eighty-seven reais), divided into 37,587 (thirty-seven thousand five hundred eighty-seven) quotas, in the nominal value of R$ 1.00 (one real) each, being 37,586 (thirty-seven thousand, five hundred and eighty-six) quotas to quotaholder CPFL Energia and 1 (one) quota to quotaholder CPFL Brasil; (ii) reduction of the Contractual Reserve balance in the amount of R$ 404.254,00 (four hundred and four thousand, two hundred and fifty-four reais); (iii) the amendment to the corporate name to NECT Serviços Administrativos de Infraestrutura Ltda.; and (iv) the amendment to the corporate purpose which shall be effective as rendering of technical, administrative, commercial and other business support services, especially related to general services and administrative infrastructure, through the implementation and operation of a shared service center.

(i.ii) Nect Suprimentos: (i) a portion of R$ 1,000.00 (one thousand reais) for payment of the subscribed capital stock; (ii) the capital increase of R$ 824,545.00 (eight hundred and twenty-four thousand, five hundred and forty-five reais), with the creation of 824,545 (eight hundred and twenty-four thousand, five hundred and forty-five) quotas, with nominal value of R$ 1.00 (one real) each, altering the capital stock from R$ 1,000.00 (one thousand reais) to R$ 825,545.00 (eight hundred and twenty-five thousand, five hundred forty-five reais), divided into 825,545 (eight hundred and twenty-five thousand, five hundred and forty-five) quotas, with nominal value of R$ 1.00 (one real) each, being 825,523 (eight hundred and twenty-five thousand, five hundred and twenty-three) quotas to quotaholder CPFL Energia and 22 (twenty-two) quotas to quotaholder CPFL Brasil; and (iii) the allocation to the Contractual Reserve of the amount of R$ 165,108.74 (one hundred and sixty-five thousand, one hundred and eight reais and seventy-four cents);

(i.iii) Nect Recursos Humanos: (i) a portion of R$ 1,000.00 (one thousand reais) for payment of the subscribed capital stock; (ii) capital increase of R$ 809,807.00 (eight hundred and nine thousand, eight hundred and seven reais), with creation of 809,807 (eight hundred and nine thousand, eight hundred and seven) quotas with nominal value of R$ 1.00 (one real) each, altering the capital stock from R$ 1,000.00 (one thousand reais) to R$ 810,807.00 (eight hundred and ten thousand, eight hundred and seven reais), divided into 810,807 (eight hundred and ten thousand, eight hundred and seven) quotas, with nominal value of R$ 1.00 (one real) each, being 810,785 (eight hundred and ten thousand, seven hundred and eighty-five) quotas to quotaholder CPFL Energia and 22 (twenty-two) quotas to quotaholder CPFL Brasil; and (iii) the allocation to the Contractual Reserve of the amount of R$ 162,161.70 (one hundred and sixty-two thousand, one hundred and sixty-one reais and seventy cents);

(i.iv) Nect Serviços Financeiros: (i) a portion of R$ 1,000.00 (one thousand reais) for payment of the subscribed capital stock; (ii) capital increase of R$ 383,916.00 (three hundred and eighty-three thousand, nine hundred and sixteen reais), with creation of 383,916 (three hundred and eighty-three thousand, nine hundred and sixteen) quotas with nominal value of R$ 1.00 (one real) each, altering the capital stock from R$ 1,000.00 (one thousand reais) to R$ 384,916.00 (three hundred and eighty-four thousand, nine hundred and sixteen reais), divided into 384,916 (three hundred and eighty-four thousand, nine hundred and sixteen) quotas, with nominal value of R$ 1.00 (one real) each, being 384,906 (three hundred and eighty-four thousand, nine hundred and six) quotas to quotaholder CPFL Energia and 10 (ten) quotas to quotaholder CPFL Brasil; and (iii) the allocation to the Contractual Reserve of the amount of R$ 76,983.56 (seventy-six thousand, nine hundred and eighty-three reais and fifty-six cents).

(j) Amendment to and Consolidation of the Articles of Association of the companies Nect, Nect Suprimentos, Nect Serviços Financeiros and Nect Recursos Humanos, as a result of the corporate operation, as follows:

(j.i) Nect: the amendment to Clauses One, Two and Four that shall become effective with the following wording: Clause One – The company name is NECT SERVIÇOS ADMINISTRATIVOS DE INFRAESTRUTURA LTDA., with headquarteres at Avenida Presidente Vargas, 2.921, 10th floor, Vila Homero, Zip Code 13.338-705, in the city of Indaiatuba, State of São Paulo. The Company may open, maintain and close branches, agencies and offices throughout the national territory, by decision of its Board of Executive Officers. Clause Two – The company’s corporate purpose is to provide technical, administrative, commercial and other business support services, especially related to general services and administrative infrastructure, through the implementation and operation of a shared service center. Clause Four – The company’s capital stock is R$ 37,587.00 (thirty-seven thousand, five hundred and eighty-seven reais), fully subscribed and paid up in current currency, divided into 37,587 (thirty-seven thousand, five hundred and eighty-seven) quotas, in the nominal amount of R$ 1.00 (one real) each, held by quotaholders as follows: a) Quotaholder CPFL Energia S.A. holds 37,586 (thirty-seven thousand, five hundred and eighty-six) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 37,586.00 (thirty-seven thousand, five hundred and eighty-six reais); b) Quotaholder CPFL Comercialização Brasil S.A. holds 1 (one) quota, with nominal value of R$ 1.00 (one real) each, totaling R$ 1,00 (one real). Paragraph One – Pursuant to Article 1,052 of Law No. 10,406 of January 10, 2002, the liability of each quotaholder is limited to the value of its quotas, but all are jointly and severally liable for payment of capital stock. Paragraph Two – The quotas are indivisible, as such, the company recognizes only one holder for each of them, and each quota entitles its holder to one vote for purposes of corporate resolutions. Paragraph Three – In the event of capital increase, the quotaholders shall have the preemptive right to subscribe the quotas, in proportion to their equity interest.

(j.ii) Nect Suprimentos: the amendment to Clause Four, that shall become effective with the following wording: Clause Four – The company's capital stock is R$ 825,545.00 (eight hundred and twenty-five thousand, five hundred and forty-five reais), fully subscribed and paid up in current currency, divided into 825,545 (eight hundred and twenty-five thousand, five hundred and forty-five) quotas, in the nominal amount of R$ 1.00 (one real) each, held by quotaholders as follows: a) Quotaholder CPFL Energia S.A. holds 825,523 (eight hundred and twenty-five thousand, five hundred and twenty-three) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 825,523.00 (eight hundred and twenty-five thousand, five hundred and twenty-three reais); b) Quotaholder CPFL Comercialização Brasil S.A. holds 22 (twenty two) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 22.00 (twenty-two reais). Paragraph One – Pursuant to Article 1,052 of Law No. 10,406 of January 10, 2002, the liability of each quotaholder is limited to the value of its quotas, but all are jointly and severally liable for payment of capital stock. Paragraph Two – The quotas are indivisible, as such, the company recognizes only one holder for each of them, and each quota entitles its holder to one vote for purposes of corporate resolutions. Paragraph Three – In the event of capital increase, the quotaholders shall have the preemptive right to subscribe the quotas, in proportion to their equity interest.

(j.iii) Nect Recursos Humanos: the amendment to Clause Four, that shall become effective with the following wording: Clause Four – The company's capital stock is R$ 810,807.00 (eight hundred and ten thousand, eight hundred and seven reais), fully subscribed and paid up in current currency, divided into 810,807 (eight hundred and ten thousand, eight hundred and seven) quotas, with nominal value of R$ 1.00 (one real) each, held by quotaholders as follows: a) Quotaholder CPFL Energia S.A. holds 810,785 (eight hundred and ten thousand, seven hundred and eighty-five) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 810,785.00 (eight hundred and ten thousand, seven hundred and eighty-five reais);

b) Quotaholder CPFL Comercialização Brasil S.A. holds 22 (twenty-two) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 22.00 (twenty-two reais). Paragraph One – Pursuant to Article 1,052 of Law No. 10,406 of January 10, 2002, the liability of each quotaholder is limited to the value of its quotas, but all are jointly and severally liable for payment of capital stock. Paragraph Two – The quotas are indivisible, as such, the company recognizes only one holder for each of them, and each quota entitles its holder to one vote for purposes of corporate resolutions. Paragraph Three – In the event of capital increase, the quotaholders shall have the preemptive right to subscribe the quotas, in proportion to their equity interest.

(j.iv) Nect Serviços Financeiros: amendment to Clause Four, that shall become effective with the following wording: Clause Four – The company's capital stock is R$ 384,916.00 (three hundred and eighty-four thousand, nine hundred and sixteen reais), fully subscribed and paid up in current currency, divided into 384,916 (three hundred and eighty-four thousand, nine hundred and sixteen) quotas, with the nominal amount of R$ 1.00 (one real) each, held by quotaholders as follows: a) Quotaholder CPFL Energia S.A. holds 384,906 (three hundred and eighty-four thousand, nine hundred and six) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 384,906.00 (three hundred and eighty-four thousand, nine hundred and six reais); b) Quotaholder CPFL Comercialização Brasil S.A. holds 10 (ten) quotas, with nominal value of R$ 1.00 (one real) each, totaling R$ 10.00 (ten reais). Paragraph One – Pursuant to Article 1,052 of Law No. 10,406 of January 10, 2002, the liability of each quotaholder is limited to the value of its quotas, but all are jointly and severally liable for payment of capital stock. Paragraph Two – The quotas are indivisible, as such, the company recognizes only one holder for each of them, and each quota entitles its holder to one vote for purposes of corporate resolutions. Paragraph Three – In the event of capital increase, the quotaholders shall have preemptive rights in the subscription of the quotas, in proportion to their equity interest.

(k) To authorize that the variation represented by Nect’s spun-off net assets, occurred between the reporting date of the Report (July 31st, 2019) and the date of actual merger (September 30th,2019) to be recognized in the net equity of Nect Suprimentos, Nect Recursos Humanos and Nect Serviços Financeiros in the retained earnings account;

(l) To authorize that the Board of Executive Officers of Nect, Nect Suprimentos, Nect Recursos Humanos, Nect Serviços Financeiros, CPFL Energia and CPFL Brasil to take all measures and promote all necessary acts for the execution of the Spin-Off and merger operation.

(ii) To recommend, in terms of Resolution N. 2019269-Ep, the favorable vote to its representatives at the Board of Directors’ Meeting of Centrais Elétricas da Paraíba S.A. (EPASA) for declaration of dividends, in the amount of R$ 67,177,517.18 (sixty-seven million, one hundred and seventy-seven thousand, five hundred seventeen reais and eighteen cents), considering that the payment to shareholders shall occur, in any case, until October 31st, 2019, and, if possible, in two equal installments: (i) the first one until September 30th, 2019 and (ii) the second one until October 31st, 2019, depending on the dates of approval by competent deliberative bodies.

(iii) To recommend, in terms of Resolution N. 2019272-C, the favorable vote to its representatives on the deliberative bodies of its controlled companies, for the approval of the execution of new contracts for the acquisition of group B meters for the Distribution Companies of CPFL Group’s concession area, being, for both suppliers, quarterly readjustment, limited to the percentage of variation of the parametric formula in the period. For all acquisitions, taxes and expenses are included, for a term of 24 (twenty-four) months, considered from the date of the signing of the contract, with August 2019 price basis.

(iv) To recommend, in terms of Resolution N. 2019273-C, the favorable vote to its representatives on the deliberative bodies of its controlled companies, for the approval of the execution of new contracts for the acquisition of reclosers and panels (15KV/24,2KV) for Distribution Companies of CPFL Group’s concession area, being, for supplier “A” with annual readjustment, limited to the percentage of variation of the parametric formula in the period and for supplier “B” quarterly readjustment for Noja, limited to the percentage of variation of the parametric formula in the period. For all acquisitions, taxes and expenses are included, with a term of 24 (twenty-four) months, considered from the date of the signing of the contract, with August 2019 price basis.

(v) To recommend, in terms of Resolution N. 2019276-B, the favorable vote to its representatives on the deliberative bodies of its controlled companies, CPFL Brasil, CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”) and CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”), altogether “CPFL’s Trading Companies”, to approve the renewal of the power purchase and sales.

(vi) To recommend, in terms of Resolution N. 2019282-C, the favorable vote to its representatives on the deliberative bodies of its controlled companies regarding the participation of the Distribution Companies of the CPFL Group (“DisCos”) in the existing energy auction "A-4" to be held in 2020, as well as the approval of the maximum amounts of energy to be declared to the Ministry of Mines and Energy (“MME”) to be purchased in these auctions, in compliance with the legislation that obliges DisCos to guarantee the supply of energy for 100% (a hundred per cent) of their consumer market, in the quantities described below:

(a) CPFL Paulista: 0 (zero) MWa in the “A-4” auction;

(b) CPFL Piratininga: 0 (zero) MWa in the “A-4” auction;

(c) RGE: 0 (zero) MWa in the “A-4” auction;

(d) CPFL Santa Cruz: 0 (zero) MWa in the “A-4” auction.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, September, 20th, 2019.

Bo Wen

(Chairman)

Valter Matta

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 1, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.